Filed Pursuant To Rule 433

Registration No. 333-275079

March 1, 2024

YAHOO FINANCE (TV): NYSE Opening Bell with Dave LaValle

BRAD SMITH:Also, let’s talk a little bitcoin here, little bit more on btc usd for you. But not all spot bitcoin etfs have had a good month. Grayscale's spot bitcoin etf has seen nearly $8 billion worth of outflows in the past month, according to farside investors. That’s partially due to grayscale having higher fees than its competitors. to break down what's next for the etf, we've got Dave LaValle, grayscale global head of ETFs and yahoo! finance reporter madison mills at the new york stock exchange standing by. hey, guys. maddie, I’ll toss it on over to you.

MADISON MILLS:Thank you so much, brad. dave, thank you so much for being here after ringing that opening bell. i know you've done it before. we just mentioned this record-breaking crypto rally. at the same time, you're having record-breaking outflows to your etf. talk to me about the discrepancy there.

GLOBAL HEAD OF ETFS, GRAYSCALE INVESTMENTS, DAVID LAVALLE: Look, ETFs are about democratizing investing for investors, and this is really an opportunity to open up $30 trillion of advised assets to come into the asset class, so we're seeing lots of buyers come in, democratizing investing, and it's really about the demand profile increasing and we're super excited about that.

MILLS: Talk to me about the profile of those investors that you're seeing coming in.

LAVALLE: So ETFs, for a very long time, even if you go back 30 years to SPY coming to market, the first ETF in the US market. we think of that as S&P 500, you know, market cap weighted exposure, it's pretty plain vanilla, but then it was an institutional class of investment, and it democratized the opportunity for every investor to have a real equitable experience to come into s&p 500 exposure. similarly, 30 years later, we're innovating with the etf and bringing bitcoin to market. now, bitcoin was really something that was followed by institutional investors, but also by retail enthusiasts, but it really wasn't available to the advised market. it really wasn't available to financial advisors to put into clients' portfolios. with the advent of the etf, which is a wrapper that's well understood by the advised market, and is something that's understood by wealth management platforms, it affords the opportunity for advisors to allocate to their client portfolios and that's $30 trillion of advised wealth in the u.s. market.

MILLS:And obviously, you have had record-breaking numbers in terms of assets under management, but we've seen that significantly dip due to those outflows more than any of the other spot bitcoin ETFs on the market. given that, have you considered lowering the fee?

LAVALLE: So, we came to market with $28 billion in assets, and we had 100% market share, so for us to expect that we were going to maintain 100% market share really wasn't something that we were looking at, so the outflows that we have seen have been expected. we anticipated that. You know look, we have a premium fee for a premium product, and so that's where we're standing right now.

MILLS: Have there been internal discussions about lowering the fee?

LAVALLE: We are always, you know, taking a look at our business model, but we feel very strong where we are right now, where the asset level is, and honestly, with this bitcoin rally, we have demand profile that's very strong. we have supply, you know, going to be constrained coming up as we have the halving in about a month or so. we're really excited about the economics right now.

MILLS: How are you strategizing around that halving that you mentioned?

LAVALLE: It's not really something we're strategizing around, because the halving is really built into the profile of how bitcoin is built and it's kind of coded into bitcoin. so, we're certainly aware of it. again, grayscale is a crypto specialist so we come to market with a really differentiated offering in the sense that this is all we do, and this is what we're really focused on, so we can be that crypto specialist for the advisors and for our clients, and we're really ready to educate the market.

MILLS: In terms of educating the market, you are an ETFs guy, so i'm curious if you can talk to our audience of retail investors about how they should be thinking about in terms of the mental framework, how much crypto should be part of a diversified portfolio?

LAVALLE: So, ETFs have long been building blocks for clients' portfolios, and for advisors to utilize for clients' portfolios. on grayscale.com, we actually our research team has done a lot of work on what an allocation to bitcoin might look like or digital assets and we've found that up to a 5% allocation to bitcoin is really where you optimize that risk/return profile for a traditional 60/40 portfolio. obviously, it's not investment advice, but -- and suitability for different investors and different risk tolerances, but take a look at the research. And it's something that i think from sharp ratio perspective and risk-return perspective, it's pretty compelling.

MILLS: From a macro perspective, are there any concerns? i'm looking right now at Goolsbee talking about rates and inflation. to what extent do those macro concerns read through to crypto and bitcoin beyond the rally that we’re currently in?

LAVALLE: Bitcoin can be different things to different investors. some people think of it as a currency others might think of it as an inflation hedge, others might think of it as a digital store value, and others might yet think of it as a piece of transformative technology and nascent technology. so, it depends on how your view of bitcoin is, but it can be all of those things to all investors or different investors as well.

MILLS: I know that some of your investors who have stayed with you are really into grayscale because they see you as beating the SEC when it comes to approval for the spot bitcoin etf. i know that coming up next, you're seeking approval for an ethereum etf. talk to me about where we're at in that timeline. do you have an anticipated rollout date for that?

LAVALLE: So, we're in the process of applying for our ethereum private placement that's currently trading on the otc markets to be, similarly to GBTC, uplisted to the new york stock exchange. that review timeline expires in the june time frame, and we're, you know, eagerly anticipating the SEC's decision on that, and we'll be prepared to uplist if we get an approval.

MILLS: And let's end where we started. in terms of the assets under management and the outflows, is there a bottom number that you anticipate getting to when it comes to assets under management that would change your thinking on fees or change your thinking on a strategy for getting in more inflows?

LAVALLE: Well, we started at $28 billion in assets and we're right now about $26 billion in assets so there's been a crypto rally. we have had some outflows. it's what we've anticipated. we're very very confident in our business model, and being a crypto specialist, we have a ten-year track record. we're not going anywhere. this isn't a flash in the pan. we're super excited about the future of crypto and the future of digital assets for investors.

MILLS: I know a lot of our audience is too, Dave. thank you so much, Dave. we appreciate it. seana, back to you and brad in the studio.

LAVALLE: Thank you so much, maddie.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.